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                                             Filed by Silicon Valley Group, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                         of the Securities Exchange Act of 1934.

                                    Subject Company: Silicon Valley Group, Inc.,
                                                   Commission File No.: 0-11348.


                      INTEGRATION PLANNING PROJECT

                                December 21, 2000

A joint Integration Planning Team, chaired by Eduard Hoeberichts of ASML, and comprising of members from both ASML and SVG has been established to coordinate and stimulate the overall planning process of integrating the two companies. Additionally, separate Integration Planning Working Groups have been formed to be responsible for specific areas of the impending merger.

You have asked us several questions since the announcement of the merger, such as the location of the US headquarters, lease and office space utilization, business practices and policies and the like. Though the answers to ALL your questions are not currently available, you will find the answers to your main questions about compensation and benefits in the U.S. below.

JOB SECURITY

ASML's current focus is on growth and not on contraction, as evidenced by the large number of positions open in the company and the extensive recruiting and hiring activities. Since both SVG and ASML are experiencing growing demand for their products, it is important to emphasize that the reason for this merger is to better manage that growth. The combined companies will employ about 7,500 people, worldwide with over 1,000 vacancies. We need the continuous support of all the employees to achieve our mutual business objectives. As emphasized in employee meetings, it is ASML's intent to concentrate on growth and new opportunities. We trust that the merger will lead to challenging and rewarding opportunities for all employees.

COMPENSATION & BENEFIT INTEGRATION ACTIVITIES

A formal Compensation & Benefits Integration Planning Working Group has been established with representatives from the Human Resources departments of both ASML and SVG. They have begun the process of identifying the main integration issues pertaining to the Compensation & Benefits plans. Following is the composition of the Working Group: Henk van Engelen (chairman Worldwide), Randy Watkins (chairman U.S.), Leticia Niemuth, Karen Ellis, Gaynelle Bilton, Jean-Michel Haker, Patrick Hageman, Jill Lipari, Iva Ichikawa, K.H. Kim, K.C. Kim, Jennifer Schoofs. The Compensation & Benefit Integration Planning Working Group is currently looking into integrated approaches for Compensation & Benefits. The team's initial answers to your Compensation & Benefits questions are listed below.

QUESTIONS AND ANSWERS

For the remainder of this year and next calendar year the employees of each company will remain on their respective Compensation & Benefits programs as far as legally possible. The Compensation & Benefits Integration Planning Working Group is currently looking into an integrated Compensation & Benefits package for all employees of both companies as per January 1, 2002. They are furthermore looking into an integrated approach to new hire packages from a compensation point of view as per the effective time of the merger.

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To further answer your most urgent questions:

401K PLAN

o    What will happen to our 401K Plan?

     During the year 2001 each company will retain their respective 401K Plans. The Compensation & Benefits Integration Planning Working Group is looking into a combined 401K Plan as per January 1, 2002.

HEALTH & WELFARE (MEDICAL, DENTAL, LIFE, DISABILITY) PLANS

o    What will happen to our Health and Dental Plans?

     During the year 2001 each company will retain their respective Health and Welfare Plans. The Compensation & Benefits Integration Planning Working Group is looking into combined ASML Health and Welfare Plans as per January 1, 2002.

MERIT REVIEW

o    What will happen to our current merit review cycles?

     In principle, the current merit and performance review cycles will remain as they are through SVG's next semi-annual merit review cycle scheduled for June 2001. The Compensation & Benefits Integration Planning Working Group is looking into an integrated process beyond the next review cycle.

PROFIT SHARING

o What will happen to the profit sharing? And when will we see the results of the merger?

     In view of the fact that SVG uses a different fiscal year than ASML, SVG will continue its profit sharing plan until the effective time of the merger, and pay on a pro-rated basis. As per the effective time of the merger, the ASML profit sharing scheme will be applicable in 2001. The overall ASML financial targets will then be applicable. This scheme pays on an annual basis. First payments will be made in February 2002 on a pro-rated basis. We expect to see the results of the merger translated in profit sharing results in early 2002.

BONUS

o    Will the FY'00 planned bonuses be affected?

     In view of the fact that SVG uses a different fiscal year than ASML, SVG will continue its bonus schemes in effect prior to the effective time of the merger, and pay on a pro-rated basis. While the SVG bonus schemes, such as KIIC, EIP, and Spot Bonus, will remain as is for the balance of the year 2001, the targets and objectives will be adjusted to reflect ASML's overall company targets following the effective time of the merger.

EMPLOYEE INCENTIVE PLANS

o    What will happen to the employee incentive plans?

     In principle each company's plans will remain as they are in 2001, except for stock related plans.

RETENTION BONUS PROGRAM

o    Will there be a retention bonus program for all employees?

     There will not be a retention bonus program applicable to all employees. As emphasized in employee meetings, it is ASML's intent to concentrate on growth and new opportunities. We believe that the merger in itself will lead to challenging and rewarding opportunities for employees.

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SVG STOCK PROGRAMS

Below, you will find a summary of the questions asked regarding the SVG stock programs.

o Silicon Valley Group's Employee Stock Purchase Plan (ESPP) will continue until the last business day prior to the effective time of the merger. This day will represent the last day of each offering period underway and shares will then be purchased under both offering periods at this time. The purchased shares will be delivered to each participant's selected broker, as usual, and will be converted to ASML shares as described below. At the effective time of the merger, the Silicon Valley Group Employee Stock Purchase Plan will terminate.

o Each share of Silicon Valley Group common stock will be converted into the right to receive 1.286 ASM Lithography ordinary shares at the time the merger becomes effective, with cash being provided in lieu of fractional shares.

o Upon completion of the merger, each outstanding option share granted under the applicable Silicon Valley Group Stock Option Plan shall be exercisable for 1.286 ASM Lithography stock option shares, rounded down to the nearest whole share. For example, 100 Silicon Valley Group stock option shares would become 128 ASM Lithography stock option shares. The per share exercise price for the ASM Lithography stock option shares will be equal to the Silicon Valley Group exercise price divided by 1.286, rounded up to the nearest whole cent. For example, if the Silicon Valley Group per share exercise price was $10, the ASM Lithography per share exercise price would be $7.78.

o When the merger becomes effective, each previously granted option share of Silicon Valley Group common stock will be converted into the right to receive 1.286 ASM Lithography ordinary shares as described above.

o When the merger becomes effective, the per share exercise price will not remain the same, it will be converted as described above.

o Upon completion of the merger, each outstanding option to purchase Silicon Valley Group common stock, whether or not exercisable, vested and unvested, shall be assumed or substituted by ASM Lithography and shall continue to have, and be subject to, the same terms and conditions of the applicable Silicon Valley Group stock option plan, except that the number of shares that the option is exercisable for and the per share exercise price will be adjusted as set forth in the next paragraph. For example, vested options will continue to be vested and unvested options will vest according to the vesting schedule provided for under the applicable Silicon Valley Group Stock Option Plan.

o The terms and conditions as were applicable to the Silicon Valley Group Stock Option Plan will remain the same after the options are assumed or substituted, and will therefore not fully vest when the deal closes.

o The number of shares and option price will be adjusted by the 1.286 factor as described above. Non-qualified stock options (NQ) will be assumed or substituted by non-qualified stock options.

o As per the effective time of the merger the SVG Employee Stock Option Plan will be terminated. The Compensation & Benefits Integration Planning Working Group is looking into the possibilities of introducing an ASML Employee Stock Option Plan.

o Regarding the SVG Employee Stock Purchase Plan, we note that this plan will also be terminated as per the effective time of the merger. The Compensation & Benefits Integration

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     Planning Working Group is also looking into the possibilities of introducing an ASML Employee Stock Purchase Plan.

"Safe Harbor" Statement under the U.S. Private Securities Litigation Reform Act of 1995: This employee communication contains certain "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are naturally subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained herein. The forward-looking statement contained herein includes statements about the benefits of the pending merger between ASML and SVG. Factors that could cause actual results to differ materially from those described herein include: the inability to obtain regulatory approvals; actions of the U.S., foreign and local governments; the inability to successfully integrate the businesses of ASML and SVG; costs related to the merger; labor integration issues; the economic environment of the semiconductor industry; and the general economic environment. More detailed information about these factors is set forth in the reports filed by ASML and SVG with the Securities and Exchange Commission. Neither ASML nor SVG is under any obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements, whether as a result of new information, future events or otherwise.

In connection with the proposed transaction, ASML has filed a registration statement on Form F-4 and SVG has filed a proxy statement-prospectus, each with the Securities and Exchange Commission. Investors and security holders are advised to read the registration statement and the proxy statement-prospectus when they become available because they will contain important information. Investors and security holders may obtain a free copy of the proxy statement-prospectus (when available) and other documents filed by SVG with the Securities and Exchange Commission at the Securities and Exchange Commission's web site at http://www.sec.gov. Free copies of the registration statement (when available) and other documents filed by ASML wit the SEC may be obtained from ASML by directing a request to ASML, Attention: Franki D'Hoore (+31 40) 268-3938. Free copies of the proxy statement-prospectus (when available) and other documents filed by SEC may also be obtained from SVG by directing a request to SVG, Attention: Manager of Investor Relations (408) 467-5870.

SVG and its directors and executive officers may be deemed to be participants in the solicitation of proxies from SVG stockholders in favor of the merger. These directors and executive officers include the following: Michael J. Attardo, Papken S. DerTorossian, William A. Hightower, William L. Martin, Steve Jensen, Nam P. Suh, Lawrence Tomlinson, Russell G. Weinstock, John Shamaly, Jeffrey M. Kowalski and Boris Lipkin. Collectively, as of September 29, 2000, the directors and executive officers of SVG may be deemed to beneficially own approximately 5% of the outstanding shares of SVG common stock. Investors and security holders may obtain additional information regarding the interests of the participants by reading the registration statement and proxy statement-prospectus when each becomes available.

Please note that the information presented herein about compensation and benefits and such other related matters are contingent upon closing of the transaction.

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